Exhibit 99.1

N   E  W   S        R   E   L   E   A   S   E

Siyata Mobile Expands Footprint in Education Vertical with over $900,000 Order to Supply a U.S. School District with SD7 Handsets

VANCOUVER, BC / ACCESSWIRE / May 3, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, has received a purchase order for over $900,000 to supply a U.S. public school district with its mission-critical PoC (MCPTT) SD7 handsets and accessories.

Siyata CEO, Marc Seelenfreund, commented, “We are gaining momentum in the education market as this new order from a new end-customer represents our largest order to date in this important vertical. Increasingly, school districts are recognizing the critical role that robust communication tools play in supporting smooth operations and keeping students safe. Our SD7 Handsets will provide teachers and school staff with a reliable and efficient means of communicating on-the-job and the ability to notify first responders in case of an emergency.”

Seelenfreund continued, “The education vertical represents one of our largest market opportunities with more than 115,000 schools1 and four million teachers2 in the U.S. alone. At the same time, we are leveraging the strength of our products and expanding our reseller relationships to pursue additional sales opportunities in other verticals including first responders, government, healthcare, hospitality, and transportation and more.”

The SD7 enables push-to-talk communications for first responders and enterprise clients in a simple easy-to-use rugged Android based Push-To-Talk (PTT) handset with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity in the United States and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America, Europe and international markets.

Users of the SD7 handset can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

[1]	https://www.weareteachers.com/how-many-schools-are-in-the-us/#:~:text=How%20many%20schools%20are%20there,school%20for%20every%202%2C881%20people
[2]	https://www.weareteachers.com/how-many-teachers-are-in-the-us/#:~:text=How%20many%20teachers%20are%20there,2.5%25%20of%20the%20working%20population

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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